October 16, 2014

VIA EDGAR

Mr. Patrick Gilmore

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

Washington, DC 20549

Re:	PFSweb, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2013

Filed March 31, 2014

File No. 000-28275

Dear Mr. Gilmore:

On behalf of PFSweb, Inc. (the “Company”), set forth below are the Company’s responses to the comments of the Securities and Exchange Commission contained in your letter dated September 18, 2014. For your convenience, we have set forth below the comments in italics, followed by the Company’s response thereto. Based on the Company’s responses, we do not believe any amendment to the above referenced filing is required.

Form 10-K for the Fiscal Year Ended December 31, 2013

Item 8. Financial Statements and Supplementary Data

Note 2. Significant Accounting Policies

Revenue and Cost Recognition, page 41

1.	We note your discussion on page 41 of the filing that states you evaluate contractual arrangements to determine whether or not they include multiple service elements and that revenue recognition is determined for the separate service elements of the contract in accordance with ASC 605. Please tell us how you applied the guidance in ASC 605-25 in identifying the deliverables and determining the units of accounting. As part of your response, please also tell us your consideration for providing the disclosures required under ASC 605-25-50-2.

Response.

The Company has applied ASC 605-25 to identify the deliverables and determine the units of accounting for contracts that include multiple-element arrangement as follows.

Mr. Patrick Gilmore

October 16, 2014

The Company reviews its contracts to determine the nature of the services and deliverables to be performed and/or provided under each contract. A standard contract might include the following services and deliverables:

1.	Front-end set-up and integration services – these relate to professional consulting and technology services in support of client eCommerce platforms and websites.

o	Project management – performed during the front-end set-up and integration by project managers assigned to the client, to monitor the progress and keep the project on task and on schedule.

2.	Back-end set-up and integration services – these include certain technology infrastructure and development efforts to build the solution and integrate its systems with the client’s system.

o	Project management – performed during the back-end set-up and integration by project managers assigned to the client, to monitor the progress and keep the project on task and on schedule.

3.	Distribution services – primarily include inventory management, product receiving, warehousing and fulfillment (i.e., picking, packing and shipping) and facilities and operations management.

4.	Order management & customer care services – include taking customer orders for the client’s products along with addressing customer questions related to orders.

5.	Professional consulting and digital agency services – these enable client marketing programs to attract new customers, convert shoppers to buyers and increase website value.

The Company further evaluates the deliverables under ASC 605-25 to identify the units of accounting, which indicates delivered items should be considered a separate unit of accounting to which revenue may be allocated if [ASC 605-25-25-5]:

1.	The delivered item(s) has value to the customer on a standalone basis. Standalone value exists if the deliverable is sold separately by the vendor or if the customer could resell the delivered item on a standalone basis. Satisfaction of this condition does not depend on the existence of an observable market for the deliverable. ASC 605-25 also provides that a delivered item (or items) has standalone value if it is sold separately by any vendor or if it could be resold by the customer on a standalone basis.

2.	The arrangement includes a general right of return relative to the delivered item, delivery or performance of the undelivered item(s) is considered probable and substantially in the control of the vendor.

The Company evaluates each deliverable to determine if it meets the criteria for separate unit of accounting revenue recognition. The Company has determined that the back-end set-up and integration services do not meet the criteria for different unit of accounting treatment as they do not provide the client stand-alone value; these back-end set-up and integration services are performed to facilitate the Company’s ongoing distribution, order management and customer care services. Front-end set-up and integration services are evaluated on an engagement-by-engagement basis to determine if these services meet the separate unit of accounting criteria. Historically the front-end set-up and integration services have not met the criteria for separate unit of accounting treatment. However, the Company has determined that the ongoing distribution, order management and customer care services do provide the client stand-alone value and can be sold separately and thus do meet the criteria for separate unit of accounting. Although certain of the Company’s contracts include early termination provisions, the clients are obligated to pay for services performed and do not have the right to decline performance or return the services provided.

Mr. Patrick Gilmore

October 16, 2014

The Company considered the disclosure requirements of ASC 605-25-50-2(a-h) as indicated by the following specific excerpts from its Form 10-K, Note 2, Significant Accounting Policies, Revenue and Cost Recognition, pages 42 and 43 (Historically, the Company has determined that set-up and integration services have not met the ASC 605 separation criteria. As a result, the contractual fees associated with these services have been deferred and recognized as the other contractual services are performed rather than at the time the set-up and integration services are performed.):

a.	The nature of its multiple-deliverable arrangements

“The Company’s service fee revenue relates to its distribution services, order management/customer care services, professional and technology services and the reimbursement of out-of-pocket and third-party expenses. The Company typically charges its service fee revenue on either a cost-plus basis, a percent of shipped revenue basis or a per transaction basis, such as a per item basis for fulfillment services or a per labor hour basis for web-enabled customer contact center services. Additional fees are billed for other services.”

b.	The significant deliverables within the arrangements

“Distribution services relate primarily to inventory management, product receiving, warehousing and fulfillment (i.e., picking, packing and shipping) and facilities and operations management. Service fee revenue for these activities is recognized as earned, which is either (i) on a per transaction basis or (ii) at the time of product fulfillment, which occurs at the completion of the distribution services.

“Order management/customer care services relate primarily to taking customer orders for the Company’s clients’ products. These services also entail addressing customer questions related to orders, as well as cross-selling/up-selling activities. Service fee revenue for this activity is recognized as the services are rendered. Fees charged to the client are on a per transaction basis based on either (i) a pre-determined fee per order or fee per telephone minutes incurred, (ii) a per dedicated agent fee, or (iii) are included in the product fulfillment service fees that are recognized on product shipment.

“Professional consulting and technology service revenues primarily relate to service and support of eCommerce platforms, website solutions and quality control for the Company’s clients. Additionally, the Company provides digital agency services that enable client marketing programs to attract new customers, convert buyers and increase website value. These fees are typically charged on either a per labor hour basis, a dedicated resource model, or a percent of merchandise shipped basis. Service fee revenue for this activity is generally recognized as the services are rendered.”

c.	The general timing of delivery or performance of service for the deliverables within the arrangements

See footnote disclosure excerpt included in item b. above.

d.	Performance, cancellation, termination and refund-type provisions

Mr. Patrick Gilmore

October 16, 2014

Although certain contracts include early termination provisions, the clients are obligated to pay for services performed and do not have the right to decline performance or return the services provided.

“The Company primarily performs its services under multiple year contracts, certain of which include early termination provisions.”

e.	A discussion of the significant factors, inputs, assumptions, and methods used to determine selling price (whether vendor-specific objective evidence, third-party evidence, or estimated selling price) for the significant deliverables

Having established separate units of accounting, the Company then takes the next step outlined in ASC 605-25 to allocate amounts to each unit of accounting. If VSOE or third- party evidence is available to determine the selling price of a separate unit, it must be used.

The Company notes that each of its client contracts, and the related services, is unique, with individual needs and criteria customized for each client. Each client engagement is scoped and priced separately. As such, there is no consistency of pricing to establish a history for determining if VSOE of selling prices exists on a standalone basis as the services provided vary by contract. Thus the Company is not able to establish VSOE of fair value.

Given that the individual services provided under the contractual arrangements are specific to the customer and aligned to individual client requirements, third-party evidence is not available to establish standalone selling prices.

As VSOE and third-party evidence are not available, the Company uses management’s best estimate of selling price for the deliverables.

While the Company includes disclosure of the nature of how its services are billed (see footnote disclosures included in a. and b. above), in future filings we will include a disclosure that the selling prices are determined based on management’s estimates.

f.	Whether the significant deliverables in the arrangements qualify as separate units of accounting, and the reasons that they do not qualify as separate units of accounting, if applicable.

The Company evaluates each unit to determine if they qualify as separate units of accounting.

The significant deliverables in the arrangements do qualify as separate units of accounting.

For those deliverables that do not qualify, we indicate the revenue recognition is allocated over the performance period.

“The Company evaluates its contractual arrangements to determine whether or not they include multiple service elements. Revenue recognition is determined for the separate service elements of the contract in accordance with the requirements of Accounting Standards Codification 605, ‘Revenue Recognition.’”

Mr. Patrick Gilmore

October 16, 2014

“…the Company sometimes receives start-up fees to cover its implementation costs, including certain technology infrastructure and development costs. The Company defers the start-up fees received, and the related costs, and recognizes them over the contract term.”

g.	The general timing of revenue recognition for significant units of accounting

The Company recognizes revenue when the earnings process is complete as evidence by:

1.	An agreement with the client

2.	The fee is fixed or determinable

3.	Performance has occurred

4.	Collectability is reasonably assured

See footnote disclosure excerpt included in item b. above.

h.	Separately, the effect of changes in either the selling price or the method or assumptions used to determine selling price for a specific unit of accounting if either one of those changes has a significant effect on the allocation of arrangement consideration

There have been no changes in either the selling price or the method or assumptions used to determine selling price that would have a significant effect on the allocation of arrangement consideration; therefore, this disclosure is not applicable.

2.	We note your disclosure your disclosure that start-up fees for business processing arrangements are deferred and recognized ratably over the contract term. Please tell us whether you consider the start-up services to have standalone value and to be a separate unit of accounting pursuant to ASC 605-25-25-5 and your basis for this conclusion. To the extent you consider these services to have standalone value, please clarify why the start-up fees are not recognized as the services are provided. If you do not believe these services have standalone value, please tell us why these start-up fees are deferred and recognized over the life of the contract as opposed to the expected life of the customer relationship based on the guidance in footnote 39 of SAB Topic 13.A.3.f. Further, please tell us how you have determined the amount of arrangement consideration to allocate to the startup services under these arrangements.

Response.

The Company has determined that the back-end set-up and integration services (start-up services) do not meet the criteria for recognition as a separate unit of accounting. These services are highly customized in nature and cannot practicably be provided by anyone other than the Company. Further, the Company performs these back-end set-up and integration services to facilitate its ongoing distribution, order management and customer care services and, as such, the services do not provide the client stand-alone value. Historically the Company has also determined that front-end set-up and integration services do not meet the criteria for recognition as a separate unit of accounting.

Footnote 39 of SAB Topic 13.A.3.f states, “The revenue recognition period should extend beyond the initial contractual period if the relationship with the customer is expected to extend beyond the initial term and the customer continues to benefit from the payment of the up-front fee (e.g., if subsequent

Mr. Patrick Gilmore

October 16, 2014

renewals are priced at a bargain to the initial up-front fee).” While the Company does have instances of client relationships extending beyond the initial contractual period, it is also common for Contracts to not be renewed beyond the initial contract term. Given the unique nature of each contractual relationship, the Company believes that the contract term serves as the best estimate of the expected relationship term and thus recognizes deferred start-up fees over the this period. The Company also recognizes the related start-up costs over the contract term.

The Company has determined the arrangement consideration for allocating start-up service fees using management’s best estimate of selling price.

Note 5. Stock and Stock Options

Stock Options, page 49

3.	We note your disclosure that you use the simplified method to estimate the expected term of your stock options. Considering the extent of the exercise activity since your initial public offering, please explain why you continue to believe that it is appropriate to use the simplified method rather than using historical information. Also, tell us when management expects that sufficient historical information will be available. Refer to Question 6 of SAB Topic 14.D.2.

Response.

The Company does not believe it has established a consistent exercise pattern to accurately estimate the expected term of stock options, and thus has used the simplified method. The Company will continue to monitor future stock option activity for a more reasonable exercise pattern with which to estimate an expected term.

Since its initial public offering approximately 15 years ago, the Company has issued 5.3 million stock options and had 1.3 million option exercises. Of the options exercised, approximately 1.0 million, or approximately 80%, occurred in just two of these 15 years, and at differing stages of the option terms. The Company had approximately 514,000 options exercised in 2013. Of these 2013 exercises, approximately 391,000, or more than 75%, were from stock options granted after April 2008, which resulted in a term of less than the six years as computed using the simplified method. In 2011 the Company also had approximately 530,000 options exercised. Of these 2011 exercises, approximately 466,000, or more than 85%, were from stock options granted prior to May 2003. The majority of these 2011 exercises thus occurred during the latter stages of their term (the Company’s stock options have a 10-year life).

4.	Please also tell us your consideration for the disclosure requirements in ASC 718-10-50-2(f)(2). In this regard, we note that you have not disclosed the methods used to determine the assumptions used in your valuation models in determining the fair value of your options grants (i.e., expected dividend yield, stock price volatility, risk-free interest rates).

Response.

The Company considered the disclosure requirements of ASC 605-25-50-2(a-h) for stock option grants as indicated by the specific excerpts from its Form 10-K, Note 5, Stock and Stock Options, Stock Compensation Plans, pages 51 and 52:

Mr. Patrick Gilmore

October 16, 2014

1.	A description of the method used during the year to estimate the fair value (or calculated value) of awards under share-based payment arrangements

“The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model…”

2.	A description of the significant assumptions used during the year to estimate the fair value of share-based compensation awards, including (if applicable):

a.	Expected term of share options and similar instruments, including a discussion of the method used to incorporate the contractual term of the instruments and employees’ expected exercise and post-vesting employment termination behavior into the fair value of the instrument.

“The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions used for grants of options under the Plans:

	Year Ended December 31, 2013	Year Ended December 31, 2012
Expected dividend yield	—	—
Expected stock price volatility	80% - 82%	82% - 83%
Weighted average stock price volatility	82%	83%
Risk-free interest rate	1.0% - 2.1%	0.9% - 1.1%
Expected life of options (years)	6	6

b.	Expected volatility of the entity’s shares and the method used to estimate it.

The range of expected volatilities and weighted average volatilities are disclosed as indicated in the table above. In future filings we will add disclosure that we calculate the expected stock price volatility using the Company’s historical stock price during the expected term immediately preceding a stock option grant date.

c.	Expected dividends.

The expected dividend yield is disclosed as indicated in the table above. In future filings we will add disclosure that the Company has not paid dividends in the past and does not anticipate paying dividends in the future to support the expected dividend yield assumption.

d.	Risk-free rate(s). An entity that uses a method that employs different risk-free rates shall disclose the range of risk-free rates used.

The range of risk free interest rates employed in estimating the fair value of stock options are disclosed as indicated in the table above. In future filings we will add disclosure that the Company uses the risk free interest rates of U.S. Treasury securities for a comparable term as the expected life of the stock options.

Mr. Patrick Gilmore

October 16, 2014

e.	Discount for post-vesting restrictions and the method for estimating it.

This provision is not applicable.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (972) 881-2900 if you have any questions or require any further information.

Very truly yours,

/s/ Thomas J. Madden

Thomas J. Madden

Executive Vice President

Chief Financial Officer